

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

> **Re: Sibo Holding Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted June 23, 2025**
> **CIK No. 0002043392**

Dear Ju Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Draft Registration Statement on Form F-1
Risk Factors
Risks Related to Doing Business in Jurisdictions We Operate
Substantially all our operations are in Hong Kong, page 29

1. We note your response to prior comment 3, and that you removed the following disclosure in the heading of this risk factor: "[c]hanges in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC

legal and regulatory system cannot be certain." Please reinstate this disclosure in the risk factor subheading. In addition, please remove the phrase "through regulatory, administrative, or other means" from the second full paragraph in the risk factor.

Regulations, page 85

2.   We note your response to prior comment 1 and that you continue to exclude Hong Kong and Macau from the definition of the "PRC laws and regulations." Please either remove the carve-out that currently excludes Hong Kong from the definition or describe the impact of Hong Kong laws on your business, such as:

- China's Enterprise Tax Law ("EIT Law") which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises ("FIE") to its immediate holding company outside of Mainland China;

- disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong may impact your ability to conduct your business, accept foreign investment, or list on a U.S. or foreign exchange; and

- explain whether there are any commensurate laws or regulations in Hong Kong, which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

Description of Share Capital, page 103

3.   We note your response to prior comment 10. Please further revise your disclosure on page 104 to describe sunset provisions that limit the lifespan of high-vote shares or advise.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies - Income Taxes, page F-14

4.   Please refer to prior comment 11. We note you reported significant taxable income in 2024 which resulted in Sibo not having cumulative losses in recent years. We note guidance in ASC 740-10-30-21 related to negative evidence focuses on cumulative losses in recent years. Please provide us an updated analysis of whether it was more likely than not that the deferred tax assets would be realized as of December 31, 2024 which incorporates the significant taxable income in 2024 which results in you not having cumulative losses in recent years. Also, please provide us an estimate of book or taxable income generated through the most recent date available in 2025 and provide an updated earnings outlook for the remainder of 2025, if available.

5.   Please refer to prior comment 11. We note that you indicate that the IRD must review and confirm the validity of carried-forward tax losses when claimed and the IRD may disallow losses due to dormancy, changes in business or ownership, or insufficient evidence of commercial activity. You indicate that in your case, you believe that the carried-forward tax losses have arisen from the same ongoing trade or business and that no substantial change in ownership or discontinuation of business has occurred. This assertion appears to indicate that the IRD may not have a basis to disallow carried-forward tax losses. However, it appears that you believe the

uncertainty with IRD confirmation is negative evidence which you believe supports recognizing a deferred tax asset valuation allowance. Please further explain why you believe the uncertainty rises to a level to support a valuation allowance considering your assertion that you do not have any attributes that the IRD would consider in order to disallow losses.

Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin (Qixiang) Sun, Esq.